200 – 224 4th Avenue South Saskatoon, SK Canada S7K 5M5 Phone: (306)668-7505 Fax: (306)668-7500 Internet: www.clauderesources.com e-mail: clauderesources@clauderesources.com

October 7, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

Attention:	Mark C. Shannon
Branch Chief

Dear Sir:

Re:	Claude Resources Inc.
Form 40-F for Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 001-31956

Further to your September 29, 2009 correspondence, please be advised that the Company will respond to all of the Commission’s comments by November 20, 2009.

Sincerely,

CLAUDE RESOURCES INC.

/s/  Rick Johnson

Rick Johnson
Chief Financial Officer
Vice President Finance

RJ/mgm